news release

Zi Corporation Wins Orange Partner Innovation Award

Qix™ recognized as most innovative and original mobile product

CALGARY, AB, November 9, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions for mobile devices, was selected as the first-prize winner of the prestigious Orange Innovation Contest at the Orange Partner Camp (http://www.orangepartnercamp.com) held in Cadiz, Spain on October 23-25. Qix was selected by a panel of judges representing strategic product development and marketing areas from Orange and France Telecom after two rounds of assessments amongst a high number of contestants.

The objective of this Contest is to give companies high-profile exposure to senior decision makers and gain fast-track commercial success with Orange and the France Telecom group. It awards innovation, commercial benefit, business performance, practicality, and international appeal. As the winner, Zi now has the opportunity to possibly gain a commercial contract with Orange.

Zi President and CEO Milos Djokovic commented, "We are honoured by Orange's recognition of Qix revolutionary role in helping users get the most from their phones while helping operators generate revenues".

"Orange is a leader in providing compelling technological solutions for the mobile market and this award has given us unparalleled exposure to the major decision makers within Orange and the France Telecom group. It also supports our strategy to roll out Qix globally", added Djokovic.

This announcement comes just one month after Zi signed a contract with another major global wireless service operator to incorporate Qix into its wireless mobile devices.

About Qix

Qix is an innovative mobile search and service discovery solution that enables rapid discovery of contacts, features, services and more, on mobile handsets. Qix removes barriers to revenue-producing features on mobile phones by significantly reducing the number of key presses needed to navigate through content. As a result, it increases service usage and adoption resulting in greater ARPU for carriers. Qix interactive memory remembers user data for future access, and tracks and prioritizes frequently used personal selections based on individual usage patterns.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix and are either trademarks or registered trademarks of the ZiGroup of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby
brian@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions